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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                         SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934



                BRAUVIN REAL ESTATE FUND L.P. 4
                   (Name of Subject Company)



                Brauvin Real Estate Fund L.P. 4
            (Names(s) of Person(s) Filing Statement)

                 Limited Partnership Interests
                 (Title of Class of Securities)



                         Not Applicable
             (CUSIP Number of Class of Securities)



                Thomas E. Murphy, Treasurer and
                    Chief Financial Officer
                     Brauvin Ventures, Inc.
              30 North LaSalle Street, Suite 3100
                    Chicago, Illinois 60602
             (Name, address and telephone number of
              person authorized to receive notices
              and communications on behalf of the
                   persons filing statement)



                        With a copy to:

                     Don S. Hershman, Esq.
                         Holleb & Coff
                   55 East Monroe, Suite 4100
                    Chicago, Illinois 60603
                         (312) 807-4660
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Item 1.        Security and Subject Company

     The name of the subject company is Brauvin Real Estate Fund L.P. 4, a Delaware limited partnership (the "Partnership"). Jerome
J. Brault and Brauvin Ventures, Inc., an Illinois corporation, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

Item 2.        Tender Offer of the Bidder

     This statement relates to a tender offer by MP Value Fund 4, LLC, JDF & Associates, LLC, MacKenzie Patterson Special Fund, L.P., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Institutional Fund, L.P., Accelerated High Yield Income Fund I, Ltd., MP/Dewaay Fund, LLC, Accelerated High Yield Pension Investors, L.P., MP Value Fund 6, LLC and MP Value Fund 7, LLC (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated December 9, 1998 to purchase up to 2,390 Units at a purchase price equal to $120 per Unit, less the amount of any distributions declared or made with respect to the Units between December 9, 1998 (the "Offer Date") and January 15, 1999 or such other date to which this Offer may be extended (the "Expiration Date") (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 1998 and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer").

     Based on the information in the Schedule 14D-1, the business address of the person authorized to receive notices and communications on behalf of the Purchasers is Mackenzie Patterson, Inc., 1640 School Street, Moraga, California 94556 (the
"Depositary").

Item 3.        Identity and Background

     (a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

     (b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners;
(ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $113,000 for the year ended December 31, 1997 and approximately $92,000 for the nine months ended September 30, 1998, for such services, pursuant to the terms of the Agreement. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services, however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement.

Item 4.        The Solicitation or Recommendation

     (a) Recommendation of the General Partners. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

     (b) Background, Reasons for Recommendation. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that the Partnership engaged Landaur Associates, Inc. ("Landaur"), an entity unaffiliated with the Partnership and the General Partners, to undertake a due diligence and market pricing analysis of the Partnership's real properties--Raleigh Springs Marketplace, Fortune Professional Building, a 58% joint venture interest in Strawberry Fields Shopping Center and a 47% joint venture interest in Sabal Palm Square. The General Partners recently received the valuation information from Landaur. By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership, as of September 30, 1998, and then deducting the mortgage balances, the anticipated selling costs, the Partnership's other liabilities and the estimated wind-up costs of the Partnership, the Partnership determined that the net liquidation value per Unit as of such date was approximately $277. This value per Unit is an estimate and the ultimate amount actually received by the Limited Partners will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated. This estimated amount does not include any prior distributions or returns of capital to the Limited Partners.

          As the Partnership is currently developing a strategy on how best to realize the Partnership's assets' underlying value, the General Partners have decided to remain neutral on the Offer to Purchase.

          In reviewing the Offer to Purchase, the General Partners were unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

Item 5.        Persons Retained, Employed or to Be Compensated

     None.

Item 6.        Recent Transactions and Intent with Respect to
Securities

     (a)  None.

     (b)  Not applicable.

Item 7.        Certain Negotiations and Transactions of the Subject
Company

     (a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

     As described in Item 4 of this Statement, the Partnership is currently developing a strategy on how best to realize the Partnership's assets' underlying value. Until such strategy has been developed, the Partnership will not make a decision whether to proceed with a sale and disposition of these properties, and will remain neutral towards the Offer.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.        Additional Information to Be Furnished

     None.

Item 9.        Materials to Be Filed as Exhibits

     (a)(1)    Letter to Limited Partners

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998

                         BRAUVIN REAL ESTATE FUND L.P. 4

                         By:  Brauvin Ventures, Inc.,
                              Corporate General Partner


                              By:  /s/ Jerome J. Brault
                                   Jerome J. Brault,
                                   President

                         By:  /s/ Jerome J. Brault
                              Jerome J. Brault,
                              General Partner

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                        EXHIBIT (a) (1)


Brauvin Real Estate Funds
30 N. LaSalle Street
Suite 3100
Chicago, IL 60602



December 16, 1998

Dear Limited Partner, Brauvin Real Fund L.P. 4
On December 10, 1998, the General Partners received an unsolicited tender offer to purchase up to 25% of the outstanding Limited Partnership Units of the Partnership for $120 per Unit. The offer is being made in part by an entity that currently owns a nominal economic interest in the Partnership. We anticipate you will be receiving information regarding this offer shortly.

At this time the General Partners have not made a decision as to the particular merits or risks associated with the tender offer to the Limited Partners.

However, the General Partners would like to reiterate that the Partnership recently engaged a nationally known appraisal firm, Landauer and Associates, to appraise the Partnership's properties. Additionally, Landauer will assist us in determining the appropriate method and timing for the disposition of the Partnership's assets.

In summation, based primarily on the independent appraisals of the assets, the estimated net liquidation value of each limited partner Unit as of September 30, 1998 is approximately $277 per Unit. This estimate was calculated by adding the appraised value of the assets, cash and cash equivalents held by the Partnership, and then deducting the current mortgage balances, the anticipated selling costs, the other liabilities and the estimated wind up costs of the Partnership.

     We would like to caution that this value per Unit is an estimate, and the ultimate amount actually received by each limited partner will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary Partnership reserves and the sale prices that can be negotiated. The value therefore could be more or less than that currently estimated. Please note that this estimated amount does not include any prior distributions or returns of capital.

     The General Partners are currently developing a strategy on how to best realize the assets' underlying value. We will keep you advised of our progress.


Nonetheless, for those investors who are primarily interested in liquidating their Units immediately the tender offer gives you this
opportunity.   Additionally, there can be no assurance that a
better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this tender offer you will no longer have ownership interest in the Partnership's assets and thus will not share in any potential changes in their value.

Ultimately each of you has to make the determination as to whether to sell now at the current tender price or wait to see the recommendations for the ultimate liquidation of the properties. We do recommend, however, that if you choose to sell your interest at this time, you consider other options for sale including the informal secondary market for partnership units. If you would like further details regarding the informal secondary market please consult with you broker or registered representative.

If you choose to accept the tender offer, payment will come directly from the outside group of investors.

As always, if you have any questions regarding your investment please do not hesitate to contact us.

Sincerely,


/s/ Jerome J. Brault

Jerome J. Brault
Managing General Partner

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